FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, June 15, 2005, Series 2005-SD2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Eve Ech
Name: Evelyn Echevarria
Title: Vice President

Dated: June 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$157,412,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-SD2

Ace Securities Corp
(Depositor)

Deutsche Bank

June 15, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED June 15, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SD2
$157,412,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / F
A-1	116,135,000	Float	1.91	1 – 91	0	ACT/360	August 2040	AAA / AAA
M-1	18,860,000	Float	5.36	44 – 91	0	ACT/360	August 2040	AA / AA
M-2	10,919,000	Float	5.13	40 – 91	0	ACT/360	August 2040	A / A
M-3	9,016,000	Float	5.07	39 – 91	0	ACT/360	August 2040	BBB / BBB
M-4	2,482,000	Float	5.04	38 – 91	0	ACT/360	August 2040	BBB- / BBB-
Total	**157,412,000**							

Pricing Speed

All Mortgage Loans	25% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates (the "Senior Certificates" or "Class A Certificates") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates" or "Class M Certificates"). The pass-through rate on the Class A-1 Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-1 Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-2 Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-3 Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-4 Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate.

Transaction Overview

Collateral: The Mortgage Loans will consist of approximately 1,668 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $165,618,319. A majority of the Mortgage Loans are loans that either have document deficiencies or fall outside of the originators' underwriting guidelines based on a variety of factors. The mortgage pool also contains Mortgage Loans which have defaulted in the past and are now re-performing either pursuant to the terms of the original note or under the provisions of a bankruptcy plan. For those Mortgage Loans which are re-performing, the borrower's "Legal Balance" is equal to the outstanding principal balance of the related Mortgage Loan as of the Cut-off Date plus any Arrearage. The "Arrearage" with respect to each re-performing Mortgage Loan is equal to the interest portion of the payments due on such Mortgage Loan but not received as of the Cut-off Date. Approximately 8.55% of the Mortgage Loans are Daily Simple Interest Loans.

NOTE: The information related to the Mortgage Loans described herein reflects information as of April 30, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Daily Simple Interest Loans: The Daily Simple Interest Loans provide for substantially equal monthly payments that are allocated to principal and interest according to the daily simple interest method. Each monthly payment consists of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of the mortgage loan multiplied by the stated note rate and further multiplied by a fraction, the numerator of which is the number of days in the period elapsed since the last day interest was paid and the denominator of which is 365 days, as opposed to the customary method, on which 30 days of interest is owed each month irrespective of the day on which the payment is received. As payments are received, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if a mortgagor pays a fixed monthly installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made on the scheduled due date, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. However, if the next succeeding payment is made on the scheduled due date, a greater amount will be allocated to interest than would be the case if the previous payment had also been received on the scheduled due date. Conversely, if a mortgagor pays a fixed monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made on the scheduled due date, and the remaining portion, if any, of the payment applied to reduce the unpaid principal balance will be correspondingly less. If each scheduled payment is made on or prior to its scheduled due date, the principal balance of the mortgage loan will amortize in the manner described above. However, if the mortgagor consistently makes scheduled payments after the scheduled due date the mortgage loan will amortize more slowly than scheduled. Any remaining unpaid principal is payable on the final maturity date of the mortgage loan.

Class A Certificates: Class A-1 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3 and Class M-4 Certificates

Depositor: Ace Securities Corp. ("Ace")

Master Servicer: Wells Fargo Bank, National Association

Transaction Overview

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
KeyBank National Association	29,435,794	17.77%
New Century Mortgage Corporation	23,547,651	14.22%
Fremont Investment and Loan	21,709,790	13.11%
National City Mortgage Co.	18,059,750	10.90%
Accredited Home Lenders, Inc.	16,666,141	10.06%
Others	56,199,192	33.93%
Total:	**165,618,319**	**100.00%**

Servicers: Primary servicing will be provided by Ocwen Federal Bank FSB ("Ocwen") (approximately 64.35%), Wells Fargo Bank, N.A. ("Wells Fargo") (approximately 32.06%), Select Portfolio Servicing, Inc. ("SPS") (approximately 1.61%), GreenTree Servicing LLC ("GreenTree") (approximately 1.54%) and Washington Mutual Mortgage Securities Corp. ("Wamu") (approximately 0.45%)

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: Risk Management Group, LLC ("RMG")

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: As of the close of business May 31, 2005

Expected Pricing: Week of June 13, 2005

Expected Closing Date: On or about June 29, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in July 2005.

Determination Date: The Determination Date with respect to any Distribution Date is the date on which each Servicer determines the total amount of payments it has received from the mortgagors on the Mortgage Loans serviced by such Servicer.

Due Period: The Due Period with respect to any Distribution Date commences on the first day of the month immediately preceding the month in which such Distribution Date occurs and ends on the last day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date for the Mortgage Loans serviced by (i) Wells Fargo, the calendar month preceding the month in which the related Distribution Date occurs; (ii) Ocwen and SPS, the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full; and (iii) Wamu, the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month of such Distribution Date.

Transaction Overview

Interest Accrual Period:	Interest on the Certificates will in itially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initia lly settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of Offered Certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of Offered Certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for the Class A-1 Certificates and the Interest Carry Forward Amount, if any, for such Distribution Date for the Class A-1 Certificates.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.605% for the Mortgage Loans.
Compensating Interest:	Ocwen, Wells Fargo and Wamu will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to (i) with respect to Ocwen, the Servicing Fee payable to Ocwen (ii) with respect to Wells Fargo, the Servicing Fee payable to Wells Fargo and (iii) with respect to Wamu, the lesser of (x) the sum of (a) the aggregate Servicing Fee received by Wamu with respect to the related Mortgage Loans, (b) for prepayments in full received during the related Prepayment Period, the aggregate investment earnings realized by Wamu (net of investment losses) from investment of each such prepayment in full from the date of receipt of such prepayment in full until the business day immediately preceding the related servicer remittance date, and (c) for prepayments in full received on or after the first day and before the sixteenth day of the calendar month of such servicer remittance date, the amount of interest accrued thereon at the Expense Adjusted Mortgage Rate (as defined below) and (y) the Servicing Fee payable to Wamu. SPS will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to one half of the Servicing Fee payable to SPS.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans (and the fair market value of all properties acquired by the trust in respect of the Mortgage Loans) as of the related Determination Date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) remaining in the trust, causing an early retirement of the Certificates, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding Certificate Principal Balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Arrearage (if any) 2) Excess Interest 3) Overcollateralization ("OC") 4) Subordination
Allocation of Realized Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, for those Mortgage Loans with Arrearages, to the amount of such Mortgage Loan's Arrearage, second, to Net Monthly Excess Cashflow, third, to the Class CE Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates, and seventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of such certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow to the extent available.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Overcollateralization Amount for the Certificates will initially be 4.85% and is anticipated to build to approximately 7.30% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Required Overcollateralization Amount"). On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 14.60% of the ending aggregate principal balance of the Mortgage Loans as of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in July 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 64.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine Certificates and Class CE Certificates by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S / F)	Initial CE %	Target CE %	CE % On/After Step Down Date
A	AAA / AAA	29.80%	32.25%	64.50%
M-1	AA / AA	18.40%	20.85%	41.70%
M-2	A / A	11.80%	14.25%	28.50%
M-3	BBB / BBB	6.35%	8.80%	17.60%
M-4	BBB- / BBB-	4.85%	7.30%	14.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount, (ii) all amounts collected as Arrearage payments and (iii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the aggregate Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Offered Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-SD2 Certificates is limited by the Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Cap Agreement:	*On the Closing Date, the Trustee will enter into a "Cap Agreement" to make payments in respect of* any Net WAC Rate Carryover Amounts. The Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over 8.25% for the related Distribution Date, (2) the related scheduled notional amount, which will be the lesser of the expected amortization of the Mortgage Loans and the aggregate Certificate Principal Balance of the Class A, Mezzanine and Class CE Certificates and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360. If, on any Distribution Date, the cap payments made by the Cap Provider with respect to the certificates exceed the amount of the Net WAC Rate Carryover Amounts payable to any such class for such Distribution Date, such excess will be distributed to the Class CE Certificates.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 64.50% Credit Enhancement Percentage (2x the Class A Target Credit Enhancement Percentage).
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 41.70% Credit Enhancement Percentage (2x the Class M-1 Target Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 28.50% Credit Enhancement Percentage (2x the Class M-2 Target Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 17.60% Credit Enhancement Percentage (2x the Class M-3 Target Credit Enhancement Percentage), and fourth to the Class M-4 Certificates until it reaches approximately an 14.60% Credit Enhancement Percentage (2x the Class M-4 Target Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans that have missed two or more consecutive scheduled payments prior to the current collection period, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 25.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
July 2008 to June 2009	4.50%, plus 1/12th of 2.75% for each month thereafter
July 2009 to June 2010	7.25%, plus 1/12th of 2.00% for each month thereafter
July 2010 to June 2011	9.25%, plus 1/12th of 1.25% for each month thereafter
July 2011 to June2012	10.50%, plus 1/12th of 0.25% for each month thereafter
July 2012 and thereafter	10.75%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, including any Interest Carry Forward Amount, then to pay interest excluding any Interest Carry Forward Amount sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above under "Class A Principal Distribution Amount".
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above under "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the aggregate Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
6. From excess interest, if any, to pay the allocated Realized Losses sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Offered Certificates in the same order of priority as described in clause 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: The Certificates are not expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		0% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR
A-1	Avg Life	13.75	3.33	2.53	1.91	1.28	1.05	0.89
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Jun-32	Aug-17	Dec-14	Jan-13	Sep-11	Jan-08	Aug-07
M-1	Avg Life	23.71	8.14	6.23	5.36	5.63	4.71	4.05
	First Payment Date	Jan-24	May-09	Jul-08	Feb-09	Sep-09	Jan-08	Aug-07
	Last Payment Date	Jun-32	Aug-17	Dec-14	Jan-13	Sep-11	Aug-10	Nov-09
M-2	Avg Life	23.71	8.14	6.23	5.13	4.66	3.98	3.36
	First Payment Date	Jan-24	May-09	Jul-08	Oct-08	Feb-09	Aug-08	Feb-08
	Last Payment Date	Jun-32	Aug-17	Dec-14	Jan-13	Sep-11	Aug-10	Nov-09
M-3	Avg Life	23.71	8.14	6.23	5.07	4.44	3.76	3.18
	First Payment Date	Jan-24	May-09	Jul-08	Sep-08	Oct-08	May-08	Nov-07
	Last Payment Date	Jun-32	Aug-17	Dec-14	Jan-13	Sep-11	Aug-10	Nov-09
M-4	Avg Life	23.71	8.14	6.23	5.04	4.37	3.68	3.12
	First Payment Date	Jan-24	May-09	Jul-08	Aug-08	Sep-08	Apr-08	Nov-07
	Last Payment Date	Jun-32	Aug-17	Dec-14	Jan-13	Sep-11	Aug-10	Nov-09

Sensitivity Table
Maturity

		0% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR
A-1	Avg Life	13.81	3.54	2.70	2.05	1.33	1.05	0.89
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Sep-34	Jun-29	Jul-25	Dec-21	Mar-19	Jan-08	Aug-07
M-1	Avg Life	23.94	8.95	6.89	5.91	6.48	5.77	4.94
	First Payment Date	Jan-24	May-09	Jul-08	Feb-09	Sep-09	Jan-08	Aug-07
	Last Payment Date	Aug-34	Mar-28	Feb-24	Sep-20	Feb-18	Jan-17	Jun-15
M-2	Avg Life	23.94	8.92	6.85	5.65	5.09	4.37	3.68
	First Payment Date	Jan-24	May-09	Jul-08	Oct-08	Feb-09	Aug-08	Feb-08
	Last Payment Date	Jul-34	Oct-26	Aug-22	May-19	Jan-17	Apr-15	Nov-13
M-3	Avg Life	23.93	8.86	6.80	5.55	4.84	4.11	3.48
	First Payment Date	Jan-24	May-09	Jul-08	Sep-08	Oct-08	May-08	Nov-07
	Last Payment Date	May-34	May-25	Apr-21	Apr-18	Mar-16	Jun-14	Feb-13
M-4	Avg Life	23.92	8.78	6.73	5.46	4.72	3.99	3.38
	First Payment Date	Jan-24	May-09	Jul-08	Aug-08	Sep-08	Apr-08	Nov-07
	Last Payment Date	Feb-34	May-23	Jul-19	Oct-16	Dec-14	Jun-13	Mar-12

Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Payment Date	Notional Amount ($)	Strike Rate (%)
7/25/2005	88,915,176.00	8.25	11/25/2008	26,364,822.00	8.25
8/25/2005	86,305,964.00	8.25	12/25/2008	25,555,788.00	8.25
9/25/2005	83,771,107.00	8.25	1/25/2009	24,770,417.00	8.25
10/25/2005	81,308,523.00	8.25	2/25/2009	24,008,034.00	8.25
11/25/2005	78,916,190.00	8.25	3/25/2009	23,267,985.00	8.25
12/25/2005	76,592,140.00	8.25	4/25/2009	22,549,633.00	8.25
1/25/2006	74,334,478.00	8.25	5/25/2009	21,852,362.00	8.25
2/25/2006	72,141,326.00	8.25	6/25/2009	21,175,570.00	8.25
3/25/2006	70,010,875.00	8.25	7/25/2009	20,518,675.00	8.25
4/25/2006	67,941,365.00	8.25	8/25/2009	19,881,108.00	8.25
5/25/2006	65,931,089.00	8.25	9/25/2009	19,262,316.00	8.25
6/25/2006	63,978,988.00	8.25	10/25/2009	18,661,765.00	8.25
7/25/2006	62,082,828.00	8.25	11/25/2009	18,078,931.00	8.25
8/25/2006	60,241,023.00	8.25	12/25/2009	17,513,310.00	8.25
9/25/2006	58,452,046.00	8.25	1/25/2010	16,964,410.00	8.25
10/25/2006	56,714,413.00	8.25	2/25/2010	16,431,750.00	8.25
11/25/2006	55,026,681.00	8.25	3/25/2010	15,914,866.00	8.25
12/25/2006	53,387,445.00	8.25	4/25/2010	15,413,306.00	8.25
1/25/2007	51,795,354.00	8.25	5/25/2010	14,926,631.00	8.25
2/25/2007	50,249,069.00	8.25	6/25/2010	14,458,765.00	8.25
3/25/2007	48,747,299.00	8.25	7/25/2010	14,004,752.00	8.25
4/25/2007	47,288,792.00	8.25	8/25/2010	13,564,194.00	8.25
5/25/2007	45,872,327.00	8.25	9/25/2010	13,139,404.00	8.25
6/25/2007	44,496,720.00	8.25	10/25/2010	12,727,186.00	8.25
7/25/2007	43,160,826.00	8.25	11/25/2010	12,327,180.00	8.25
8/25/2007	41,863,517.00	8.25	12/25/2010	11,939,036.00	8.25
9/25/2007	40,603,705.00	8.25	1/25/2011	11,562,414.00	8.25
10/25/2007	39,380,329.00	8.25	2/25/2011	11,196,984.00	8.25
11/25/2007	38,192,362.00	8.25	3/25/2011	10,842,422.00	8.25
12/25/2007	37,038,802.00	8.25	4/25/2011	10,498,418.00	8.25
1/25/2008	35,919,136.00	8.25			
2/25/2008	34,831,938.00	8.25			
3/25/2008	33,776,290.00	8.25			
4/25/2008	32,751,299.00	8.25			
5/25/2008	31,756,097.00	8.25			
6/25/2008	30,789,841.00	8.25			
7/25/2008	29,851,712.00	8.25			
8/25/2008	28,940,911.00	8.25			
9/25/2008	28,056,661.00	8.25			
10/25/2008	27,198,209.00	8.25			

Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	7/25/2005	15.26
2	8/25/2005	13.79
3	9/25/2005	13.78
4	10/25/2005	14.01
5	11/25/2005	13.80
6	12/25/2005	14.04
7	1/25/2006	13.78
8	2/25/2006	13.75
9	3/25/2006	14.55
10	4/25/2006	13.71
11	5/25/2006	13.99
12	6/25/2006	13.73
13	7/25/2006	14.00
14	8/25/2006	13.71
15	9/25/2006	14.00
16	10/25/2006	14.52
17	11/25/2006	14.27
18	12/25/2006	14.56
19	1/25/2007	14.29
20	2/25/2007	14.28
21	3/25/2007	15.40
22	4/25/2007	14.61
23	5/25/2007	14.97
24	6/25/2007	14.67
25	7/25/2007	14.99
26	8/25/2007	14.67
27	9/25/2007	14.85
28	10/25/2007	15.32
29	11/25/2007	15.05
30	12/25/2007	15.37
31	1/25/2008	15.06
32	2/25/2008	15.05
33	3/25/2008	15.91
34	4/25/2008	15.39
35	5/25/2008	15.74
36	6/25/2008	15.39
37	7/25/2008	15.73
38	8/25/2008	15.37
39	9/25/2008	15.42
40	10/25/2008	15.79
41	11/25/2008	15.44
42	12/25/2008	15.76
43	1/25/2009	15.41
44	2/25/2009	15.40
45	3/25/2009	16.48
46	4/25/2009	15.34

Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
47	5/25/2009	15.68
48	6/25/2009	15.30
49	7/25/2009	15.64
50	8/25/2009	15.26
51	9/25/2009	15.23
52	10/25/2009	15.61
53	11/25/2009	15.23
54	12/25/2009	15.55
55	1/25/2010	15.18
56	2/25/2010	15.16
57	3/25/2010	16.25
58	4/25/2010	15.11
59	5/25/2010	15.43
60	6/25/2010	15.05
61	7/25/2010	15.38
62	8/25/2010	15.00
63	9/25/2010	14.98
64	10/25/2010	15.30
65	11/25/2010	14.93
66	12/25/2010	15.25
67	1/25/2011	14.88
68	2/25/2011	14.85
69	3/25/2011	15.96
70	4/25/2011	14.81
71	5/25/2011	10.92
72	6/25/2011	10.57
73	7/25/2011	10.92
74	8/25/2011	10.57
75	9/25/2011	10.58
76	10/25/2011	10.93
77	11/25/2011	10.58
78	12/25/2011	10.94
79	1/25/2012	10.58
80	2/25/2012	10.59
81	3/25/2012	11.32
82	4/25/2012	10.59
83	5/25/2012	10.95
84	6/25/2012	10.60
85	7/25/2012	10.95
86	8/25/2012	10.60
87	9/25/2012	10.60
88	10/25/2012	10.97
89	11/25/2012	10.63
90	12/25/2012	11.00
91	1/25/2013	10.65

*CPR: 25%
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Month CMT: 20%
*1 Year CMT: 20%
*Prime: 20%
*Includes Cap Proceeds

Excess Spread
(Assumes Pricing Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)
1	452	452	47	502	442
2	392	375	48	490	426
3	393	360	49	502	439
4	407	370	50	490	423
5	399	350	51	490	423
6	412	346	52	503	440
7	402	343	53	491	425
8	403	339	54	503	440
9	441	377	55	491	424
10	404	335	56	491	424
11	417	349	57	528	471
12	406	335	58	492	425
13	421	358	59	504	440
14	410	342	60	492	424
15	442	372	61	504	441
16	480	411	62	492	425
17	468	396	63	492	425
18	483	411	64	504	440
19	473	397	65	492	424
20	475	397	66	504	439
21	515	454	67	492	423
22	483	418	68	492	423
23	498	435	69	528	470
24	486	418	70	491	423
25	501	444	71	504	439
26	489	428	72	491	423
27	489	428	73	503	438
28	501	443	74	491	421
29	491	430	75	491	422
30	503	445	76	503	438
31	492	431	77	491	421
32	492	430	78	503	437
33	516	461	79	491	421
34	492	431	80	491	421
35	504	445	81	515	453
36	492	430	82	491	422
37	504	452	83	503	438
38	483	424	84	491	422
39	478	417	85	503	432
40	495	436	86	491	416
41	486	424	87	491	416
42	499	440	88	502	433
43	488	425	89	490	416
44	489	426	90	502	432
45	526	472	91	490	416
46	490	427			

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag

Class M1	CDR (Approximate %)	43.71
	Yield (%)	4.74
	Wal (Yrs)	2.97
	Mod Duration	2.76
	Principal Widow	03/08 - 06/08
	Principal Writedown	76.00
	Total Collat Loss (%)	23.35

Class M2	CDR (Approximate %)	26.64
	Yield (%)	5.42
	Wal (Yrs)	3.93
	Mod Duration	3.51
	Principal Widow	06/08 - 06/09
	Principal Writedown	62.00
	Total Collat Loss (%)	17.97

Class M3	CDR (Approximate %)	16.93
	Yield (%)	7.27
	Wal (Yrs)	4.91
	Mod Duration	4.07
	Principal Widow	05/10 - 05/10
	Principal Writedown	51.00
	Total Collat Loss (%)	13.55

Class M4	CDR (Approximate %)	14.96
	Yield (%)	10.83
	Wal (Yrs)	5.16
	Mod Duration	4.09
	Principal Widow	08/10 - 08/10
	Principal Writedown	99.00
	Total Collat Loss (%)	12.46

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	1,668	Index Type:	
Aggregate Principal Balance:	$165,618,319	I Year CMT:	0.73%
Average Original Principal Balance:	$103,174	6 Month LIBOR:	44.38%
Average Current Principal Balance:	$99,292	Other	0.46%
Range:	$476 - $820,633	Fixed Rate:	54.44%
W.A. Coupon:	8.357%	W.A. Initial Periodic Cap (2):	2.11%
Range:	2.125% - 15.990%	W.A. Subsequent Periodic Cap:	1.44%
W.A. Gross Margin:	5.970%	W.A. Lifetime Rate Cap:	6.87%
Range:	0.000% - 9.990%	Property Type:	
W.A. Remaining Term:	301	Single Family:	83.97%
Range:	1 – 424	2-4 Family:	6.37%
W.A. Seasoning:	32	PUD:	3.97%
Latest Maturity Date:	July 10, 2040	Condo:	2.84%
State Concentration (Top 5):		Manufactured Housing:	2.50%
California:	21.39%	Other:	0.31%
Ohio:	7.38%	Co-op:	0.04%
New York:	6.73%	Occupancy Status:	
Florida:	5.89%	Primary:	93.67%
Pennsylvania:	4.88%	Investment:	4.59%
Non-Zero W.A. Current Combined LTV	81.27%	Second Home:	1.57%
W.A. Current Updated Combined LTV(1):	83.84%	Unknown	0.17%
First Liens:	93.25%	Cashflow Velocity:	
Second Liens:	6.75%	1 Month:	93.83%
Non-Balloon Loans:	93.47%	3 Month:	106.03%
Non-Zero Current W.A. FICO Score:	562	5 Month:	93.74%
Loans in Bankruptcy:	10.92%	Non-Zero W.A. Prepayment Penalty – Term (months):	29
Delinquency:		Loans with Prepay Penalties:	47.80%
Current:	78.68%	Loans with Primary Mortgage Insurance	3.31%
30-59 Days:	12.78%		
60+ Days:	8.53%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 99.97% of the Mortgage Loans by balance and an AVM was used for 0.03% of the Mortgage Loans by balance.

2. The Weighted Average Initial Periodic Cap was calculated by taking the Initial Periodic Cap for those loans that have not yet reset and the Subsequent Periodic Cap for those loans that have already reset.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Fixed Rate	1,276	90,162,242	54.44	9.018	560	86.59
ARM	392	75,456,077	45.56	7.568	565	80.54
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	1,273	130,315,056	78.68	8.185	574	85.29
30 - 59	242	21,168,931	12.78	8.769	516	82.68
60 - 89	30	2,321,381	1.40	9.444	521	78.73
90 - 119	20	2,448,941	1.48	8.863	505	83.52
Greater than or equal to 120	103	9,364,010	5.65	9.419	520	67.53
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	580	15,133,633	9.14	10.865	538	87.29
50,000.01 - 100,000.00	547	37,168,026	22.44	9.408	545	88.28
100,000.01 - 150,000.00	239	28,428,352	17.16	8.462	558	88.35
150,000.01 - 200,000.00	95	16,079,216	9.71	8.017	555	89.38
200,000.01 - 250,000.00	63	13,586,988	8.20	7.857	553	72.11
250,000.01 - 300,000.00	39	10,481,450	6.33	7.384	589	82.57
300,000.01 - 350,000.00	31	9,581,236	5.79	6.967	569	76.22
350,000.01 - 400,000.00	21	7,796,510	4.71	7.196	596	76.19
400,000.01 - 450,000.00	15	6,226,355	3.76	6.747	582	78.26
450,000.01 - 500,000.00	16	7,629,770	4.61	7.068	578	81.33
500,000.01 - 550,000.00	4	2,016,742	1.22	7.075	553	60.67
550,000.01 - 600,000.00	6	3,423,108	2.07	8.003	563	76.65
600,000.01 - 650,000.00	7	4,377,065	2.64	7.311	616	83.21
650,000.01 - 700,000.00	2	1,346,335	0.81	6.936	603	57.11
700,000.01 - 750,000.00	1	731,783	0.44	5.600	640	98.23
800,000.01 - 850,000.00	2	1,611,750	0.97	6.518	645	98.47
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	622	16,962,871	10.24	10.756	538	86.07
50,000.01 - 100,000.00	518	36,482,469	22.03	9.337	547	88.16
100,000.01 - 150,000.00	236	28,684,939	17.32	8.463	558	88.49
150,000.01 - 200,000.00	94	16,191,859	9.78	7.974	553	86.09
200,000.01 - 250,000.00	61	13,560,209	8.19	7.834	557	72.42
250,000.01 - 300,000.00	35	9,626,750	5.81	7.397	591	86.12
300,000.01 - 350,000.00	30	9,610,481	5.80	7.002	576	78.22
350,000.01 - 400,000.00	20	7,510,473	4.53	7.136	584	75.43
400,000.01 - 450,000.00	16	6,733,070	4.07	6.649	574	75.05
450,000.01 - 500,000.00	15	7,180,274	4.34	7.048	584	83.38
500,000.01 - 550,000.00	4	2,109,414	1.27	7.885	562	59.59
550,000.01 - 600,000.00	6	3,479,835	2.10	7.909	561	94.88
600,000.01 - 650,000.00	6	3,795,807	2.29	7.206	629	73.70
650,000.01 - 700,000.00	2	1,346,335	0.81	6.936	603	57.11
700,000.01 - 750,000.00	1	731,783	0.44	5.600	640	98.23
750,000.01 - 800,000.00	1	791,117	0.48	5.500	675	81.56
800,000.01 - 850,000.00	1	820,633	0.50	7.500	617	114.77
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1 - 60	64	1,137,033	0.69	10.140	519	50.21
61 - 120	198	6,042,311	3.65	10.458	533	74.82
121 - 180	296	15,165,572	9.16	9.663	544	89.06
181 - 240	125	9,405,904	5.68	9.082	548	76.78
241 - 300	240	22,186,726	13.40	8.920	556	75.24
301 - 360	744	111,434,970	67.28	7.881	569	86.38
Greater than or equal to 361	1	245,803	0.15	5.500	597	32.77
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	12	580,910	0.35	10.380	550	96.33
1 - 12	546	77,935,072	47.06	7.579	575	85.55
13 - 24	111	15,007,442	9.06	7.785	568	83.66
25 - 36	151	14,384,224	8.69	8.862	571	100.84
37 - 48	109	8,436,813	5.09	9.584	535	90.89
49 - 60	253	13,498,687	8.15	10.435	531	86.74
61 - 120	453	31,563,413	19.06	9.151	550	74.97
121 - 180	29	3,930,732	2.37	7.888	529	36.91
181 - 240	4	281,026	0.17	5.563	601	23.75
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	1	175,162	0.11	2.125	681	79.62
3.000 - 3.499	1	76,554	0.05	3.375	490	18.45
5.000 - 5.499	13	2,930,638	1.77	5.226	579	64.41
5.500 - 5.999	35	9,645,667	5.82	5.701	638	80.69
6.000 - 6.499	49	10,586,451	6.39	6.224	597	82.91
6.500 - 6.999	108	19,324,305	11.67	6.782	600	87.52
7.000 - 7.499	109	19,375,122	11.70	7.251	578	77.54
7.500 - 7.999	146	24,323,700	14.69	7.735	559	82.33
8.000 - 8.499	94	11,722,879	7.08	8.192	545	85.79
8.500 - 8.999	117	12,691,081	7.66	8.716	549	82.63
9.000 - 9.499	99	7,668,970	4.63	9.226	549	86.22
9.500 - 9.999	172	12,442,116	7.51	9.776	531	85.52
10.000 - 10.499	122	8,199,539	4.95	10.217	546	85.24
10.500 - 10.999	164	10,525,067	6.36	10.722	523	89.41
11.000 - 11.499	81	4,189,396	2.53	11.144	525	82.10
11.500 - 11.999	108	5,281,590	3.19	11.736	514	88.33
12.000 - 12.499	82	2,328,295	1.41	12.214	532	89.97
12.500 - 12.999	65	2,025,176	1.22	12.738	525	92.49
13.000 - 13.499	28	789,835	0.48	13.223	527	87.85
13.500 - 13.999	39	842,706	0.51	13.800	541	99.67
14.000 - 14.499	12	180,397	0.11	14.151	510	99.30
14.500 - 14.999	12	200,337	0.12	14.773	493	108.37
15.000 - 15.499	3	27,050	0.02	15.272	509	97.90
15.500 - 15.999	8	66,285	0.04	15.720	599	91.65
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	37	2,638,952	1.59	8.239	590	101.25
Less than or equal to 50.00	45	2,875,871	1.74	8.743	563	32.84
50.01 - 55.00	11	949,997	0.57	8.311	562	52.13
55.01 - 60.00	21	2,608,124	1.57	7.537	590	47.51
60.01 - 65.00	23	2,963,067	1.79	7.874	561	66.79
65.01 - 70.00	73	11,321,574	6.84	8.419	568	64.61
70.01 - 75.00	120	14,033,983	8.47	8.003	552	71.64
75.01 - 80.00	297	41,041,931	24.78	7.871	560	77.08
80.01 - 85.00	207	22,537,030	13.61	8.275	554	88.49
85.01 - 90.00	211	25,892,527	15.63	8.222	562	94.01
90.01 - 95.00	176	13,451,739	8.12	8.711	578	92.72
95.01 - 100.00	419	23,400,885	14.13	9.432	563	100.63
Greater than or equal to 100.01	28	1,902,638	1.15	9.678	547	116.24
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	37	2,638,952	1.59	8.239	590	101.25
Less than or equal to 50.00	81	4,665,561	2.82	8.355	555	34.38
50.01 - 55.00	16	1,590,862	0.96	8.009	606	50.07
55.01 - 60.00	34	3,531,146	2.13	8.260	572	46.58
60.01 - 65.00	49	4,857,036	2.93	8.208	548	62.13
65.01 - 70.00	86	11,866,953	7.17	8.481	564	66.87
70.01 - 75.00	147	17,189,784	10.38	8.195	548	72.23
75.01 - 80.00	253	36,709,090	22.16	7.747	566	80.43
80.01 - 85.00	203	23,074,006	13.93	8.312	550	88.50
85.01 - 90.00	215	25,274,418	15.26	8.225	566	95.81
90.01 - 95.00	207	12,830,940	7.75	9.140	574	97.56
95.01 - 100.00	322	19,945,148	12.04	9.260	563	101.68
Greater than or equal to 100.01	18	1,444,422	0.87	9.765	554	125.14
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	188	17,622,456	10.64	8.263	555	38.58
50.01 - 55.00	55	7,265,950	4.39	7.751	546	52.50
55.01 - 60.00	54	6,122,655	3.70	8.419	573	57.93
60.01 - 65.00	60	6,545,447	3.95	8.309	574	62.46
65.01 - 70.00	73	8,519,841	5.14	8.493	537	67.53
70.01 - 75.00	100	12,122,629	7.32	8.338	538	72.69
75.01 - 80.00	116	14,555,137	8.79	7.968	555	77.54
80.01 - 85.00	122	14,180,649	8.56	8.212	553	82.33
85.01 - 90.00	122	12,780,742	7.72	7.997	572	87.66
90.01 - 95.00	144	13,159,322	7.95	8.390	563	92.58
95.01 - 100.00	160	13,795,663	8.33	8.578	568	97.54
Greater than or equal to 100.01	474	38,947,827	23.52	8.715	577	118.70
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	68	9,038,914	5.46	7.642	0	82.83
Less than or equal to 499	386	32,986,083	19.92	9.001	477	78.84
500 - 524	313	25,552,948	15.43	9.199	511	82.62
525 - 549	262	23,098,522	13.95	8.744	537	83.16
550 - 574	178	16,808,047	10.15	8.412	563	86.33
575 - 599	141	14,149,550	8.54	8.106	587	79.86
600 - 624	89	11,812,743	7.13	7.757	612	89.59
625 - 649	88	10,274,229	6.20	7.709	637	88.76
650 - 674	49	6,480,063	3.91	7.507	661	83.57
675 - 699	41	6,233,825	3.76	6.765	686	89.36
700 - 724	26	5,404,552	3.26	6.731	713	92.07
725 - 749	9	934,402	0.56	7.372	734	110.18
750 - 774	13	2,440,332	1.47	7.013	764	93.01
775 - 799	4	306,130	0.18	8.098	778	76.06
Greater than or equal to 800	1	97,977	0.06	5.375	800	27.99
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
California	138	35,430,957	21.39	7.179	580	70.76
Ohio	192	12,226,414	7.38	9.337	553	96.93
New York	76	11,152,315	6.73	8.416	555	79.41
Florida	104	9,761,181	5.89	8.293	581	79.86
Pennsylvania	117	8,076,494	4.88	8.918	558	93.32
Indiana	101	6,125,765	3.70	9.118	556	100.49
Texas	79	5,475,351	3.31	8.957	544	89.34
Illinois	73	4,953,831	2.99	9.035	527	82.45
New Jersey	36	4,798,437	2.90	8.467	577	69.23
Maryland	27	4,744,698	2.86	8.002	544	68.84
Michigan	70	4,525,076	2.73	9.655	534	85.71
Washington	28	4,273,550	2.58	8.033	557	90.25
Georgia	46	4,174,772	2.52	8.212	561	92.15
South Carolina	59	3,868,313	2.34	9.302	551	100.52
North Carolina	59	3,824,167	2.31	9.126	560	96.86
Massachusetts	20	3,421,237	2.07	7.267	588	83.17
Colorado	23	3,356,825	2.03	7.977	543	78.47
Virginia	30	2,757,079	1.66	8.391	578	68.94
Minnesota	26	2,709,409	1.64	8.003	537	84.55
Connecticut	23	2,703,205	1.63	8.227	534	79.84
Kentucky	39	2,632,707	1.59	9.306	547	102.63
Tennessee	35	2,327,813	1.41	9.396	552	99.97
Kansas	32	2,074,667	1.25	8.991	537	91.78
Missouri	31	1,854,339	1.12	8.819	549	93.56
Louisiana	22	1,774,443	1.07	9.674	550	98.04
Arizona	21	1,746,524	1.05	7.786	596	73.31
Utah	12	1,600,480	0.97	8.589	581	85.28
Oregon	13	1,578,196	0.95	8.433	563	89.76
Wisconsin	13	1,542,798	0.93	8.306	551	83.67
Nevada	10	1,505,419	0.91	7.731	628	74.49

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Alabama	20	1,243,058	0.75	10.610	507	95.63
New Mexico	13	923,597	0.56	8.420	538	93.32
Hawaii	5	910,108	0.55	6.670	624	81.65
Nebraska	13	818,541	0.49	8.867	540	98.90
Oklahoma	12	742,196	0.45	9.077	582	100.09
Idaho	9	707,115	0.43	8.470	532	102.75
Iowa	11	596,547	0.36	8.665	542	111.93
Arkansas	7	568,564	0.34	7.754	650	103.54
Mississippi	9	566,060	0.34	9.297	568	108.46
New Hampshire	2	457,228	0.28	7.070	564	63.46
North Dakota	2	284,430	0.17	7.475	615	100.37
District of Columbia	2	246,424	0.15	9.708	583	79.28
Delaware	2	210,559	0.13	11.025	510	60.68
Montana	2	195,875	0.12	7.737	626	81.41
Maine	2	88,117	0.05	11.619	534	92.28
West Virginia	2	63,438	0.04	8.210	594	79.94
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Primary	1,562	155,138,031	93.67	8.384	561	83.97
Investment	87	7,599,350	4.59	8.143	573	79.76
Second Home	12	2,602,912	1.57	7.171	621	88.87
Unknown	7	278,026	0.17	10.655	488	74.46
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Full	1,308	112,396,491	67.86	8.597	554	84.99
Stated Documentation	162	28,556,318	17.24	7.812	580	82.99
Unknown	59	8,103,164	4.89	7.819	574	69.75
Limited	42	4,502,623	2.72	7.770	579	89.03
No Documentation	43	3,738,212	2.26	8.264	570	108.37
No Ratio (NID)	6	2,078,157	1.25	6.391	617	75.76
Reduced	10	1,622,566	0.98	9.137	532	53.18
Alternative	18	1,404,198	0.85	8.991	584	76.01
SIFA	4	1,027,940	0.62	7.551	600	111.72
Full/Alt/STR	4	737,150	0.45	7.016	557	39.72
No Income Verifier	3	650,907	0.39	7.738	663	63.63
LITE	2	507,558	0.31	7.630	507	76.45
FULL/ALT	7	293,032	0.18	10.133	532	56.40
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Refinance - Cashout	428	56,972,009	34.40	7.981	565	84.98
Purchase	471	52,392,235	31.63	7.946	571	79.95
Refinance - Rate Term	246	21,647,500	13.07	8.782	551	78.52
Debt Consolidation	220	19,052,276	11.50	8.902	557	93.57
Unknown	272	14,003,451	8.46	9.807	548	88.78
Home Improvement	26	1,203,139	0.73	10.263	514	77.33
Construction	5	347,709	0.21	10.800	517	103.38
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	1,440	139,077,540	83.97	8.433	557	84.46
2-4 Family	73	10,543,754	6.37	7.901	583	83.01
PUD	40	6,580,929	3.97	7.512	624	68.13
Condo	41	4,702,553	2.84	7.833	563	76.77
Manufactured Housing	61	4,142,863	2.50	8.729	576	100.03
Townhouse	5	338,090	0.20	8.857	490	69.35
Other	7	174,443	0.11	10.942	536	84.2
Co-op	1	58,146	0.04	10.000	556	27.69
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustment*

Year & Month of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Updated CLTV (%)
2005-06	22	2,598,374	3.44	8.715	530	77.18
2005-07	11	1,132,136	1.50	8.681	559	76.00
2005-08	7	759,700	1.01	8.170	531	87.60
2005-09	10	1,786,532	2.37	7.965	609	86.80
2005-10	16	2,859,532	3.79	9.253	537	71.14
2005-11	25	3,676,150	4.87	8.073	593	74.90
2005-12	9	1,579,747	2.09	7.419	524	67.86
2006-01	7	1,053,142	1.40	7.249	594	60.94
2006-02	5	1,384,085	1.83	7.376	502	58.55
2006-03	9	1,210,088	1.60	7.232	521	76.70
2006-04	20	4,523,944	6.00	7.046	506	79.50
2006-05	10	2,431,611	3.22	6.489	564	75.46
2006-06	12	2,193,484	2.91	7.259	536	75.97
2006-07	19	4,114,944	5.45	7.251	543	79.56
2006-08	26	5,576,803	7.39	8.239	562	87.47
2006-09	29	5,107,332	6.77	7.651	579	84.34
2006-10	30	5,808,244	7.70	7.466	578	75.68
2006-11	23	4,978,192	6.60	8.066	553	76.63
2006-12	40	8,361,210	11.08	6.765	585	85.18
2007-01	22	4,191,073	5.55	7.840	574	96.91
2007-02	6	1,366,782	1.81	7.504	533	90.52
2007-04	7	1,897,491	2.51	6.802	549	74.93
2007-05	3	814,675	1.08	7.708	558	96.22
2007-06	1	307,500	0.41	5.900	598	83.11
2007-07	3	632,686	0.84	7.151	577	77.06
2007-08	3	302,297	0.40	8.644	513	85.09
2007-09	2	178,533	0.24	7.632	549	100.79
2007-10	3	705,907	0.94	6.080	670	74.69
2007-12	1	126,000	0.17	8.500	525	93.33
2008-01	2	370,652	0.49	7.356	661	80.89
2009-01	1	310,163	0.41	5.500	755	89.90
2009-08	1	150,400	0.20	7.875	626	85.94
2009-09	3	1,245,560	1.65	7.239	570	72.93
2009-10	2	817,830	1.08	6.718	756	65.38
2009-12	1	322,020	0.43	7.500	576	73.19
2012-09	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.000 - 0.499	1	581,258	0.77	8.000	527	145.31
1.000 - 1.499	1	163,034	0.22	8.400	609	41.27
2.000 - 2.499	3	1,394,064	1.85	6.861	692	58.29
2.500 - 2.999	9	2,461,651	3.26	5.384	614	61.29
3.000 - 3.499	3	643,853	0.85	4.751	635	71.33
3.500 - 3.999	7	2,403,158	3.18	6.229	632	83.03
4.000 - 4.499	4	653,227	0.87	6.182	597	74.88
4.500 - 4.999	4	1,067,567	1.41	6.333	559	74.76
5.000 - 5.499	45	10,441,576	13.84	6.610	603	80.52
5.500 - 5.999	68	14,006,287	18.56	7.196	585	84.08
6.000 - 6.499	52	10,345,707	13.71	7.592	540	79.30
6.500 - 6.999	136	23,207,351	30.76	8.251	533	80.31
7.000 - 7.499	29	4,004,725	5.31	8.338	527	77.87
7.500 - 7.999	9	1,581,036	2.10	8.731	546	90.10
8.000 - 8.499	8	884,642	1.17	10.254	572	86.90
8.500 - 8.999	6	764,511	1.01	10.416	546	95.84
9.000 - 9.499	4	685,883	0.91	10.863	473	84.20
9.500 - 9.999	3	166,546	0.22	11.238	533	89.84
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
9.500 - 9.999	1	175,162	0.23	2.125	681	79.62
10.500 - 10.999	2	745,674	0.99	5.646	677	75.36
11.000 - 11.499	1	245,803	0.33	5.500	597	32.77
11.500 - 11.999	8	3,167,816	4.20	5.748	652	76.31
12.000 - 12.499	14	5,099,687	6.76	6.048	631	72.54
12.500 - 12.999	21	5,167,823	6.85	6.069	604	81.13
13.000 - 13.499	29	8,627,578	11.43	6.645	567	82.57
13.500 - 13.999	42	8,648,388	11.46	6.924	559	79.92
14.000 - 14.499	54	9,769,293	12.95	7.396	547	85.79
14.500 - 14.999	65	13,495,370	17.89	7.857	556	80.72
15.000 - 15.499	32	5,002,711	6.63	8.364	540	76.22
15.500 - 15.999	41	4,557,990	6.04	8.828	543	80.60
16.000 - 16.499	19	2,342,333	3.10	8.779	540	74.80
16.500 - 16.999	26	2,916,876	3.87	10.014	517	86.73
17.000 - 17.499	11	1,016,805	1.35	10.416	529	60.53
17.500 - 17.999	13	2,342,168	3.10	10.974	505	84.65
18.000 - 18.499	5	885,541	1.17	9.326	504	72.52
18.500 - 18.999	4	491,941	0.65	11.845	507	71.42
19.000 - 19.499	1	53,007	0.07	12.380	555	43.27
20.500 - 20.999	2	122,851	0.16	13.598	565	116.99
25.000 - 25.499	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	3	1,350,689	1.79	7.025	700	61.84
2.500 - 2.999	8	2,376,091	3.15	5.338	615	62.17
3.000 - 3.499	2	610,674	0.81	4.710	639	69.19
3.500 - 3.999	7	2,326,044	3.08	6.225	624	80.54
4.000 - 4.499	1	71,398	0.09	5.250	468	23.80
5.000 - 5.499	5	1,621,451	2.15	5.500	616	78.94
5.500 - 5.999	18	5,180,571	6.87	5.798	614	77.44
6.000 - 6.499	24	6,788,908	9.00	6.434	575	86.71
6.500 - 6.999	49	10,934,482	14.49	6.820	566	80.38
7.000 - 7.499	45	9,119,580	12.09	7.342	563	89.62
7.500 - 7.999	71	14,229,424	18.86	7.821	542	79.41
8.000 - 8.499	39	6,115,806	8.11	8.237	542	78.04
8.500 - 8.999	35	4,875,237	6.46	8.876	554	84.92
9.000 - 9.499	17	1,875,753	2.49	9.292	546	76.70
9.500 - 9.999	26	2,813,664	3.73	9.830	532	85.67
10.000 - 10.499	10	1,119,555	1.48	10.286	513	60.44
10.500 - 10.999	18	2,294,096	3.04	10.741	501	85.91
11.000 - 11.499	4	332,339	0.44	11.170	521	65.76
11.500 - 11.999	5	1,011,426	1.34	11.830	497	77.52
12.000 - 12.499	3	298,179	0.40	12.348	512	67.16
12.500 - 12.999	1	71,389	0.09	12.625	523	80.85
13.500 - 13.999	1	39,322	0.05	13.700	500	92.52
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.001 - 1.000	72	9,812,883	13.00	8.598	569	77.48
1.001 - 2.000	177	35,742,935	47.37	7.325	567	78.67
2.001 - 3.000	137	27,482,836	36.42	7.608	552	84.96
4.001 - 5.000	4	1,715,761	2.27	6.854	704	68.02
5.001 - 6.000	2	701,662	0.93	5.690	525	76.09
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1.000 - 1.999	372	72,092,226	95.54	7.594	564	80.21
2.000 - 2.999	8	1,185,106	1.57	6.623	599	72.53
3.000 - 3.999	8	807,735	1.07	7.876	569	76.33
5.000 - 5.999	1	88,089	0.12	8.500	532	101.84
6.000 - 6.999	3	1,282,920	1.70	6.737	526	107.45
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
4.500 - 4.999	1	108,218	0.14	7.000	504	67.64
5.000 - 5.499	9	2,488,947	3.30	6.944	644	64.52
5.500 - 5.999	1	435,512	0.58	5.750	622	65.00
6.000 - 6.499	81	13,964,444	18.51	7.787	589	82.31
6.500 - 6.999	21	4,884,657	6.47	7.403	524	80.66
7.000 - 7.499	265	51,105,892	67.73	7.615	557	80.51
7.500 - 7.999	2	276,647	0.37	4.418	659	91.78
8.500 - 8.999	1	131,124	0.17	10.125	647	63.96
9.000 - 9.499	4	445,465	0.59	6.554	527	64.95
9.500 - 9.999	2	227,674	0.30	7.857	522	75.92
10.000 - 10.499	1	33,180	0.04	5.500	565	110.60
11.000 - 11.499	1	71,398	0.09	5.250	468	23.80
12.000 - 12.499	2	701,662	0.93	5.690	525	76.09
17.000 - 17.499	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	1,114	86,459,231	52.20	8.978	554	81.23
6	4	1,689,255	1.02	6.160	653	84.82
12	44	6,028,816	3.64	7.829	571	83.37
18	1	93,929	0.06	7.800	680	78.93
24	264	39,886,946	24.08	7.628	556	80.47
36	195	25,927,022	15.65	7.728	594	96.11
48	1	175,000	0.11	7.950	435	97.22
60	45	5,358,120	3.24	8.124	552	91.49
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	1,290	154,437,634	93.25	8.161	563	82.90
2nd Lien	378	11,180,685	6.75	11.069	553	96.80
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	1,228	131,707,681	79.52	8.083	572	85.03
Bankruptcy	233	18,089,478	10.92	9.138	541	76.33
Forbearance	207	15,821,160	9.55	9.745	508	82.52
Total:	**1,668**	**165,618,319**	**100.00**	**8.357**	**562**	**83.84**

DESCRIPTION OF THE FIXED RATE COLLATERAL

SUMMARY – FIXED RATE POOL			
Number of Mortgage Loans:	1,276	Index Type:	
Aggregate Principal Balance:	$90,162,242	Fixed Rate:	100.00%
Average Original Principal Balance::	$75,047	Property Type:	
Average Current Principal Balance:	$70,660	Single Family:	86.53%
Range:	$476 - $820,633	Manufactured Housing:	4.20%
W.A. Coupon:	9.018%	2-4 Family:	3.97%
Range:	5.000% - 15.990%	PUD:	3.53%
W.A. Remaining Term:	264	Condo	1.31%
Range:	1 – 360	Other	0.39%
W.A. Seasoning:	47	Co-op:	0.06%
Latest Maturity Date:	March 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	95.56%
Ohio:	11.62%	Investment:	3.64%
California:	9.10%	Second Home:	0.49%
Pennsylvania:	7.45%	Unknown:	0.31%
New York:	6.48%	Cashflow Velocity:	
Indiana:	6.23%	1 Month:	107.68%
Non-Zero W.A. Current Combined LTV:	82.11%	3 Month:	110.73%
W.A. Current Updated Combined LTV(1):	86.59%	5 Month:	96.97%
First Liens:	87.60%	Non-Zero W.A. Prepayment Penalty – Term (months):	36
Second Liens:	12.40%	Loans with Prepay Penalties:	28.96%
Non-Balloon Loans:	88.00%	Loans with Primary Mortgage Insurance	5.73%
Non-Zero Current W.A. FICO Score:	560		
Loans in Bankruptcy:	16.71%		
Delinquency:			
Current:	77.58%		
30-59 Days:	11.78%		
60+ Days:	10.64%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 99.94% of the Fixed Rate Mortgage Loans by balance and an AVM was used for 0.06% of the Fixed Rate Mortgage Loans by balance.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Fixed Rate	1,276	90,162,242	100.00	9.018	560	86.59
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	974	69,947,655	77.58	8.867	572	89.57
30 - 59	188	10,617,142	11.78	9.694	516	84.25
60 - 89	27	1,845,025	2.05	9.792	528	78.60
90 - 119	14	1,259,091	1.40	9.268	490	74.40
Greater than or equal to 120	73	6,493,329	7.20	9.274	521	62.96
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	555	14,158,173	15.70	10.906	539	87.23
50,000.01 - 100,000.00	460	30,870,468	34.24	9.530	548	89.33
100,000.01 - 150,000.00	148	17,541,200	19.46	8.810	564	92.02
150,000.01 - 200,000.00	50	8,378,166	9.29	8.103	561	94.07
200,000.01 - 250,000.00	24	4,808,980	5.33	7.860	561	67.59
250,000.01 - 300,000.00	11	2,805,821	3.11	7.196	642	89.33
300,000.01 - 350,000.00	7	1,854,283	2.06	7.134	582	61.65
350,000.01 - 400,000.00	6	2,130,619	2.36	7.492	623	68.77
400,000.01 - 450,000.00	6	2,427,062	2.69	7.037	587	69.48
450,000.01 - 500,000.00	4	1,868,979	2.07	7.478	570	76.12
550,000.01 - 600,000.00	2	1,087,250	1.21	8.237	529	58.49
650,000.01 - 700,000.00	1	678,826	0.75	6.750	566	52.22
700,000.01 - 750,000.00	1	731,783	0.81	5.600	640	98.23
800,000.01 - 850,000.00	1	820,633	0.91	7.500	617	114.77
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	595	15,889,081	17.62	10.795	538	85.99
50,000.01 - 100,000.00	428	29,847,741	33.10	9.496	549	89.91
100,000.01 - 150,000.00	150	18,233,287	20.22	8.742	564	90.89
150,000.01 - 200,000.00	49	8,490,809	9.42	8.018	556	87.75
200,000.01 - 250,000.00	22	4,782,201	5.30	7.796	572	68.46
250,000.01 - 300,000.00	7	1,951,121	2.16	7.177	673	109.8
300,000.01 - 350,000.00	5	1,534,268	1.70	7.324	592	68.11
350,000.01 - 400,000.00	6	2,193,841	2.43	7.290	605	68.49
400,000.01 - 450,000.00	6	2,501,919	2.77	7.066	580	69.29
450,000.01 - 500,000.00	3	1,419,483	1.57	7.510	595	84.84
500,000.01 - 550,000.00	1	524,531	0.58	8.625	539	31.79
550,000.01 - 600,000.00	1	562,719	0.62	7.875	520	83.37
650,000.01 - 700,000.00	1	678,826	0.75	6.750	566	52.22
700,000.01 - 750,000.00	1	731,783	0.81	5.600	640	98.23
800,000.01 - 850,000.00	1	820,633	0.91	7.500	617	114.77
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1 - 60	64	1,137,033	1.26	10.140	519	50.21
61 - 120	198	6,042,311	6.70	10.458	533	74.82
121 - 180	293	14,919,642	16.55	9.745	543	90.14
181 - 240	123	8,392,787	9.31	9.367	553	74.39
241 - 300	204	19,290,654	21.40	8.747	559	74.61
301 - 360	394	40,379,815	44.79	8.559	574	96.33
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	12	580,910	0.64	10.380	550	96.33
1 - 12	276	20,171,669	22.37	8.328	599	95.42
13 - 24	69	7,392,934	8.20	7.872	577	96.18
25 - 36	137	11,551,088	12.81	8.668	578	102.32
37 - 48	100	6,766,116	7.50	9.919	520	94.76
49 - 60	234	11,666,803	12.94	10.734	525	87.82
61 - 120	419	28,498,752	31.61	9.093	550	74.93
121 - 180	28	3,498,874	3.88	8.244	534	37.66
181 - 240	1	35,096	0.04	11.500	560	23.40
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	3	166,873	0.19	5.127	493	54.12
5.500 - 5.999	12	2,346,807	2.60	5.680	661	93.32
6.000 - 6.499	24	2,981,733	3.31	6.202	618	89.32
6.500 - 6.999	61	8,550,493	9.48	6.759	646	96.42
7.000 - 7.499	62	8,920,985	9.89	7.240	573	68.31
7.500 - 7.999	79	10,687,323	11.85	7.686	580	85.46
8.000 - 8.499	52	4,708,989	5.22	8.176	547	86.61
8.500 - 8.999	83	7,844,917	8.70	8.705	546	81.50
9.000 - 9.499	80	5,671,105	6.29	9.247	552	89.55
9.500 - 9.999	148	9,672,259	10.73	9.777	530	85.34
10.000 - 10.499	108	6,669,267	7.40	10.214	546	91.00
10.500 - 10.999	144	8,024,963	8.90	10.719	529	90.26
11.000 - 11.499	76	3,785,121	4.20	11.137	525	83.58
11.500 - 11.999	102	4,208,943	4.67	11.715	518	91.53
12.000 - 12.499	78	1,984,918	2.20	12.190	534	92.59
12.500 - 12.999	64	1,953,788	2.17	12.742	525	92.92
13.000 - 13.499	28	789,835	0.88	13.223	527	87.85
13.500 - 13.999	37	719,855	0.80	13.834	537	96.71
14.000 - 14.499	12	180,397	0.20	14.151	510	99.30
14.500 - 14.999	12	200,337	0.22	14.773	493	108.37
15.000 - 15.499	3	27,050	0.03	15.272	509	97.90
15.500 - 15.999	8	66,285	0.07	15.720	599	91.65
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	37	2,638,952	2.93	8.239	590	101.25
Less than or equal to 50.00	35	1,432,905	1.59	9.405	554	30.32
50.01 - 55.00	9	687,364	0.76	8.075	561	43.07
55.01 - 60.00	13	961,919	1.07	8.557	636	46.13
60.01 - 65.00	14	1,317,783	1.46	8.643	549	78.09
65.01 - 70.00	47	5,206,156	5.77	8.471	558	65.57
70.01 - 75.00	77	6,088,345	6.75	8.575	551	68.64
75.01 - 80.00	170	16,076,024	17.83	8.601	543	73.58
80.01 - 85.00	144	11,527,248	12.79	9.022	568	91.52
85.01 - 90.00	141	13,046,765	14.47	8.910	560	93.96
90.01 - 95.00	157	8,947,179	9.92	9.298	568	95.62
95.01 - 100.00	405	20,910,224	23.19	9.608	562	100.66
Greater than or equal to 100.01	27	1,321,380	1.47	10.417	556	103.45
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	37	2,638,952	2.93	8.239	590	101.25
Less than or equal to 50.00	69	2,714,182	3.01	9.172	558	34.87
50.01 - 55.00	12	1,221,484	1.35	7.872	623	45.72
55.01 - 60.00	26	2,216,587	2.46	8.756	553	43.28
60.01 - 65.00	39	3,150,530	3.49	8.638	538	64.71
65.01 - 70.00	61	5,812,757	6.45	8.626	551	69.90
70.01 - 75.00	106	9,254,208	10.26	8.626	543	69.88
75.01 - 80.00	125	11,820,646	13.11	8.475	557	82.19
80.01 - 85.00	140	11,808,483	13.10	9.162	561	91.71
85.01 - 90.00	147	12,789,666	14.19	8.896	568	97.36
90.01 - 95.00	189	8,417,096	9.34	9.950	561	102.51
95.01 - 100.00	308	17,454,487	19.36	9.446	563	101.87
Greater than or equal to 100.01	17	863,164	0.96	10.953	573	111.55
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	159	13,564,584	15.04	8.458	553	38.81
50.01 - 55.00	37	3,701,207	4.11	8.295	540	52.10
55.01 - 60.00	38	2,598,076	2.88	9.352	537	58.05
60.01 - 65.00	42	2,843,623	3.15	9.352	534	62.05
65.01 - 70.00	46	2,940,517	3.26	9.498	530	67.37
70.01 - 75.00	60	4,161,258	4.62	9.479	548	72.76
75.01 - 80.00	74	4,909,100	5.44	9.538	545	77.41
80.01 - 85.00	77	5,460,739	6.06	9.105	529	82.36
85.01 - 90.00	90	5,113,885	5.67	9.190	556	87.33
90.01 - 95.00	112	6,614,120	7.34	9.495	544	92.80
95.01 - 100.00	132	9,226,648	10.23	9.044	580	97.63
Greater than or equal to 100.01	409	29,028,485	32.20	8.942	582	119.51
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	43	3,761,380	4.17	7.718	0	90.18
Less than or equal to 499	298	18,417,247	20.43	9.840	477	81.91
500 - 524	244	14,756,463	16.37	9.778	512	83.16
525 - 549	208	13,472,175	14.94	9.511	537	80.12
550 - 574	139	9,520,964	10.56	9.063	563	86.17
575 - 599	107	7,152,757	7.93	8.608	587	82.12
600 - 624	64	5,599,851	6.21	8.552	611	93.90
625 - 649	65	5,617,296	6.23	8.075	636	98.03
650 - 674	38	3,719,182	4.12	7.698	661	87.57
675 - 699	31	3,444,303	3.82	7.520	687	94.71
700 - 724	18	2,561,959	2.84	7.356	712	108.94
725 - 749	9	934,402	1.04	7.372	734	110.18
750 - 774	8	898,133	1.00	7.275	764	124.57
775 - 799	4	306,130	0.34	8.098	778	76.06
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Ohio	175	10,480,381	11.62	9.480	555	96.23
California	56	8,203,936	9.10	8.057	578	59.33
Pennsylvania	105	6,717,199	7.45	9.078	564	93.75
New York	53	5,843,473	6.48	8.854	567	83.03
Indiana	94	5,614,258	6.23	9.190	558	100.24
Florida	83	5,422,534	6.01	8.659	580	79.47
South Carolina	54	3,476,539	3.86	9.406	551	101.48
Texas	62	3,450,727	3.83	9.435	532	88.28
North Carolina	54	3,355,893	3.72	9.233	562	96.73
Michigan	53	2,715,331	3.01	10.353	526	80.20
Illinois	54	2,621,676	2.91	9.876	520	81.20
Washington	18	2,586,463	2.87	7.816	584	97.69
New Jersey	23	2,139,052	2.37	9.318	567	61.35
Kentucky	36	1,947,486	2.16	9.725	554	91.51
Georgia	33	1,853,279	2.06	9.379	547	94.41
Maryland	17	1,622,402	1.80	8.390	534	54.48
Kansas	31	1,622,271	1.80	9.477	546	95.24
Minnesota	19	1,552,599	1.72	8.344	535	87.37
Connecticut	14	1,436,050	1.59	8.898	527	84.81
Tennessee	25	1,335,382	1.48	9.499	563	95.94
Missouri	24	1,330,135	1.48	8.977	557	92.35
Arizona	17	1,291,176	1.43	7.896	608	74.13
Louisiana	18	1,287,922	1.43	9.621	558	104.43
Virginia	21	1,264,526	1.40	9.057	553	57.17
Colorado	13	1,229,860	1.36	8.524	527	67.55
Massachusetts	10	1,132,939	1.26	8.396	620	86.98
Alabama	16	1,081,837	1.20	10.674	505	95.75
Oregon	7	765,889	0.85	8.598	593	99.69
Oklahoma	12	742,196	0.82	9.077	582	100.09
Nebraska	10	604,805	0.67	9.083	548	107.81
Hawaii	3	573,771	0.64	7.020	629	102.39
Arkansas	6	505,783	0.56	7.737	650	104.41

*Geographic Distribution continued on the next page

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Utah	7	503,075	0.56	8.162	592	95.55
Iowa	10	483,214	0.54	9.058	534	111.60
Wisconsin	8	480,067	0.53	9.609	525	87.57
New Hampshire	2	457,228	0.51	7.070	564	63.46
Mississippi	7	450,194	0.50	9.423	554	104.69
New Mexico	8	427,340	0.47	9.319	539	99.55
Nevada	4	408,913	0.45	6.949	654	64.12
District of Columbia	2	246,424	0.27	9.708	583	79.28
Idaho	4	242,433	0.27	8.869	549	116.02
Delaware	2	210,559	0.23	11.025	510	60.68
Montana	2	195,875	0.22	7.737	626	81.41
North Dakota	1	127,943	0.14	7.750	599	92.05
West Virginia	2	63,438	0.07	8.210	594	79.94
Maine	1	57,772	0.06	11.550	534	91.70
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Primary	1,201	86,156,695	95.56	9.012	559	86.81
Investment	64	3,284,968	3.64	9.165	577	85.32
Second Home	4	442,553	0.49	7.979	607	62.46
Unknown	7	278,026	0.31	10.655	488	74.46
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Full	1,071	71,007,297	78.76	9.153	554	87.08
Stated Documentation	68	6,755,007	7.49	8.757	591	94.60
No Documentation	42	3,156,954	3.50	8.313	578	101.56
Unknown	27	2,658,753	2.95	8.243	561	75.66
Limited	28	1,624,461	1.80	8.748	603	114.17
Reduced	8	1,426,602	1.58	9.156	531	51.33
Alternative	16	1,287,490	1.43	8.785	584	71.71
No Ratio (NID)	3	775,759	0.86	7.328	573	59.05
Full/Alt/STR	4	737,150	0.82	7.016	557	39.72
No Income Verifier	1	402,516	0.45	7.600	685	40.25
FULL/ALT	7	293,032	0.33	10.133	532	56.40
SIFA	1	37,220	0.04	10.250	646	115.32
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Purchase	323	23,249,695	25.79	8.804	567	84.08
Refinance - Cashout	245	20,049,235	22.24	8.537	574	86.46
Debt Consolidation	204	16,235,219	18.01	9.077	563	95.57
Refinance - Rate Term	206	15,690,935	17.40	9.049	544	79.16
Unknown	270	13,770,842	15.27	9.815	546	88.84
Home Improvement	23	818,606	0.91	10.912	517	81.16
Construction	5	347,709	0.39	10.800	517	103.38
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	1,110	78,015,762	86.53	9.080	557	86.99
Manufactured Housing	58	3,782,752	4.20	8.714	579	102.01
2-4 Family	46	3,580,741	3.97	8.801	588	84.19
PUD	29	3,185,838	3.53	7.900	575	61.33
Condo	21	1,183,535	1.31	8.826	593	89.80
Townhouse	4	181,025	0.20	11.465	490	88.22
Other	7	174,443	0.19	10.942	536	84.20
Co-op	1	58,146	0.06	10.000	556	27.69
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	970	64,048,244	71.04	9.285	548	81.95
12	28	1,879,633	2.08	9.022	561	97.35
24	94	4,287,921	4.76	10.115	560	88.96
36	147	15,586,656	17.29	7.893	609	102.47
60	37	4,359,788	4.84	8.036	560	91.07
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	898	78,981,557	87.60	8.728	561	85.15
2nd Lien	378	11,180,685	12.40	11.069	553	96.80
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	891	62,282,992	69.08	8.804	575	90.13
Bankruptcy	202	15,064,865	16.71	9.068	544	75.07
Forbearance	183	12,814,385	14.21	10.001	507	82.97
Total:	**1,276**	**90,162,242**	**100.00**	**9.018**	**560**	**86.59**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

SUMMARY – ADJUSTABLE RATE POOL			
Number of Mortgage Loans:	392	Index Type:	
Aggregate Principal Balance:	$75,456,077	I Year CMT:	1.60%
Average Original Principal Balance::	$194,733	6 Month LIBOR:	97.40%
Average Current Principal Balance:	$192,490	Other	1.00%
Range:	$23,273 - $791,117	W.A. Initial Periodic Cap(2):	2.11%
W.A. Coupon:	7.568%	W.A. Subsequent Periodic Cap:	1.44%
Range:	2.125% - 13.700%	W.A. Lifetime Rate Cap:	6.87%
W.A. Gross Margin:	5.970%	Property Type:	
Range:	0.000% - 9.990%	Single Family:	80.92%
W.A. Remaining Term:	345	2-4 Family:	9.23%
Range:	145 – 424	Condo:	4.66%
W.A. Seasoning:	15	PUD:	4.50%
Latest Maturity Date:	July 10, 2040	Manufactured Housing:	0.48%
State Concentration (Greater than 5%):		Other	0.21%
California:	36.08%	Occupancy Status:	
New York:	7.04%	Primary:	91.42%
Florida:	5.75%	Investment:	5.72%
Maryland:	4.14%	Second Home:	2.86%
New Jersey:	3.52%	Cashflow Velocity:	
		1 Month:	77.29%
Non-Zero W.A. Current Combined LTV:	80.29%	3 Month:	100.41%
W.A. Current Updated Combined LTV(1):	80.54%	5 Month:	89.89%
First Liens:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	0.00%	Loans with Prepay Penalties:	70.30%
Non-Balloon Loans:	100.00%	Loans with Primary Mortgage Insurance	0.42%
Non-Zero Current W.A. FICO Score:	565		
Loans in Bankruptcy:	4.01%		
Delinquency:			
Current:	80.00%		
30-59 Days:	13.98%		
60+ Days:	6.01%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 100.00% of the Adjustable Rate Mortgage Loans by balance and an AVM was used for 0.00% of the Adjustable Rate Mortgage Loans by balance.

2. The Weighted Average Initial Periodic Cap was calculated by taking the Initial Periodic Cap for those loans that have not yet reset and the Subsequent Periodic Cap for those loans that have already reset.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
ARM	392	75,456,077	100.00	7.568	565	80.54
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	299	60,367,401	80.00	7.396	576	80.33
30 - 59	54	10,551,788	13.98	7.839	515	81.09
60 - 89	3	476,356	0.63	8.094	492	79.20
90 - 119	6	1,189,850	1.58	8.435	520	93.18
Greater than or equal to 120	30	2,870,681	3.80	9.749	519	77.86
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	25	975,460	1.29	10.266	536	88.13
50,000.01 - 100,000.00	87	6,297,558	8.35	8.810	533	83.15
100,000.01 - 150,000.00	91	10,887,152	14.43	7.901	548	82.44
150,000.01 - 200,000.00	45	7,701,050	10.21	7.925	549	84.27
200,000.01 - 250,000.00	39	8,778,008	11.63	7.855	548	74.58
250,000.01 - 300,000.00	28	7,675,629	10.17	7.452	568	80.10
300,000.01 - 350,000.00	24	7,726,953	10.24	6.927	566	79.71
350,000.01 - 400,000.00	15	5,665,891	7.51	7.084	584	78.98
400,000.01 - 450,000.00	9	3,799,293	5.04	6.562	579	83.87
450,000.01 - 500,000.00	12	5,760,791	7.63	6.935	581	83.02
500,000.01 - 550,000.00	4	2,016,742	2.67	7.075	553	60.67
550,000.01 - 600,000.00	4	2,335,858	3.10	7.894	579	85.10
600,000.01 - 650,000.00	7	4,377,065	5.80	7.311	616	83.21
650,000.01 - 700,000.00	1	667,509	0.88	7.125	640	62.09
800,000.01 - 850,000.00	1	791,117	1.05	5.500	675	81.56
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	27	1,073,790	1.42	10.167	533	87.25
50,000.01 - 100,000.00	90	6,634,728	8.79	8.626	536	80.25
100,000.01 - 150,000.00	86	10,451,652	13.85	7.977	547	84.29
150,000.01 - 200,000.00	45	7,701,050	10.21	7.925	549	84.27
200,000.01 - 250,000.00	39	8,778,008	11.63	7.855	548	74.58
250,000.01 - 300,000.00	28	7,675,629	10.17	7.452	568	80.10
300,000.01 - 350,000.00	25	8,076,212	10.70	6.941	572	80.14
350,000.01 - 400,000.00	14	5,316,632	7.05	7.073	572	78.29
400,000.01 - 450,000.00	10	4,231,152	5.61	6.402	570	78.46
450,000.01 - 500,000.00	12	5,760,791	7.63	6.935	581	83.02
500,000.01 - 550,000.00	3	1,584,883	2.10	7.640	570	68.80
550,000.01 - 600,000.00	5	2,917,116	3.87	7.915	568	97.10
600,000.01 - 650,000.00	6	3,795,807	5.03	7.206	629	73.70
650,000.01 - 700,000.00	1	667,509	0.88	7.125	640	62.09
750,000.01 - 800,000.00	1	791,117	1.05	5.500	675	81.56
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
121 - 180	3	245,929	0.33	4.716	607	23.80
181 - 240	2	1,013,117	1.34	6.721	511	96.52
241 - 300	36	2,896,073	3.84	10.066	534	79.40
301 - 360	350	71,055,154	94.17	7.495	566	80.72
Greater than or equal to 361	1	245,803	0.33	5.500	597	32.77
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1 - 12	270	57,763,403	76.55	7.317	567	82.10
13 - 24	42	7,614,507	10.09	7.700	558	71.50
25 - 36	14	2,833,136	3.75	9.654	544	94.77
37 - 48	9	1,670,697	2.21	8.226	595	75.24
49 - 60	19	1,831,885	2.43	8.530	564	79.88
61 - 120	34	3,064,660	4.06	9.694	540	75.33
121 - 180	1	431,859	0.57	5.000	490	30.85
181 - 240	3	245,929	0.33	4.716	607	23.80
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	1	175,162	0.23	2.125	681	79.62
3.000 - 3.499	1	76,554	0.10	3.375	490	18.45
5.000 - 5.499	10	2,763,764	3.66	5.232	584	65.03
5.500 - 5.999	23	7,298,860	9.67	5.707	631	76.63
6.000 - 6.499	25	7,604,718	10.08	6.232	588	80.39
6.500 - 6.999	47	10,773,813	14.28	6.800	567	80.45
7.000 - 7.499	47	10,454,136	13.85	7.260	582	85.42
7.500 - 7.999	67	13,636,377	18.07	7.774	542	79.87
8.000 - 8.499	42	7,013,890	9.30	8.203	543	85.23
8.500 - 8.999	34	4,846,164	6.42	8.734	553	84.44
9.000 - 9.499	19	1,997,865	2.65	9.166	540	76.77
9.500 - 9.999	24	2,769,858	3.67	9.772	532	86.14
10.000 - 10.499	14	1,530,271	2.03	10.228	542	60.14
10.500 - 10.999	20	2,500,104	3.31	10.731	503	86.69
11.000 - 11.499	5	404,275	0.54	11.206	527	68.28
11.500 - 11.999	6	1,072,647	1.42	11.818	497	75.80
12.000 - 12.499	4	343,377	0.46	12.351	517	74.84
12.500 - 12.999	1	71,389	0.09	12.625	523	80.85
13.500 - 13.999	2	122,851	0.16	13.598	565	116.99
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	10	1,442,966	1.91	8.085	572	35.34
50.01 - 55.00	2	262,633	0.35	8.928	566	75.85
55.01 - 60.00	8	1,646,206	2.18	6.941	566	48.32
60.01 - 65.00	9	1,645,284	2.18	7.259	570	57.74
65.01 - 70.00	26	6,115,418	8.10	8.375	576	63.79
70.01 - 75.00	43	7,945,638	10.53	7.564	553	73.93
75.01 - 80.00	127	24,965,907	33.09	7.401	571	79.33
80.01 - 85.00	63	11,009,782	14.59	7.494	538	85.32
85.01 - 90.00	70	12,845,762	17.02	7.523	563	94.06
90.01 - 95.00	19	4,504,560	5.97	7.543	600	86.97
95.01 - 100.00	14	2,490,662	3.30	7.954	567	100.33
Greater than or equal to 100.01	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	12	1,951,379	2.59	7.218	551	33.68
50.01 - 55.00	4	369,378	0.49	8.463	554	64.47
55.01 - 60.00	8	1,314,559	1.74	7.423	603	52.14
60.01 - 65.00	10	1,706,506	2.26	7.415	567	57.36
65.01 - 70.00	25	6,054,196	8.02	8.342	577	63.96
70.01 - 75.00	41	7,935,576	10.52	7.692	554	74.96
75.01 - 80.00	128	24,888,444	32.98	7.401	571	79.59
80.01 - 85.00	63	11,265,523	14.93	7.420	537	85.12
85.01 - 90.00	68	12,484,752	16.55	7.537	564	94.21
90.01 - 95.00	18	4,413,843	5.85	7.596	600	88.11
95.01 - 100.00	14	2,490,662	3.30	7.954	567	100.33
Greater than or equal to 100.01	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	29	4,057,873	5.38	7.609	562	37.82
50.01 - 55.00	18	3,564,744	4.72	7.187	552	52.93
55.01 - 60.00	16	3,524,579	4.67	7.731	603	57.84
60.01 - 65.00	18	3,701,824	4.91	7.508	605	62.78
65.01 - 70.00	27	5,579,324	7.39	7.963	541	67.61
70.01 - 75.00	40	7,961,372	10.55	7.741	532	72.65
75.01 - 80.00	42	9,646,036	12.78	7.169	561	77.61
80.01 - 85.00	45	8,719,910	11.56	7.653	568	82.31
85.01 - 90.00	32	7,666,857	10.16	7.201	583	87.88
90.01 - 95.00	32	6,545,202	8.67	7.273	583	92.36
95.01 - 100.00	28	4,569,015	6.06	7.637	544	97.36
Greater than or equal to 100.01	65	9,919,342	13.15	8.051	562	116.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	25	5,277,533	6.99	7.588	0	77.59
Less than or equal to 499	88	14,568,836	19.31	7.940	477	74.97
500 - 524	69	10,796,486	14.31	8.407	511	81.89
525 - 549	54	9,626,348	12.76	7.671	536	87.41
550 - 574	39	7,287,083	9.66	7.560	563	86.53
575 - 599	34	6,996,793	9.27	7.592	586	77.55
600 - 624	25	6,212,892	8.23	7.041	613	85.71
625 - 649	23	4,656,933	6.17	7.268	639	77.59
650 - 674	11	2,760,881	3.66	7.249	661	78.19
675 - 699	10	2,789,522	3.70	5.832	683	82.75
700 - 724	8	2,842,593	3.77	6.167	713	76.87
750 - 774	5	1,542,199	2.04	6.860	764	74.62
Greater than or equal to 800	1	97,977	0.13	5.375	800	27.99
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
California	82	27,227,021	36.08	6.914	581	74.20
New York	23	5,308,842	7.04	7.933	541	75.42
Florida	21	4,338,647	5.75	7.836	581	80.34
Maryland	10	3,122,296	4.14	7.800	549	76.30
New Jersey	13	2,659,386	3.52	7.782	588	75.56
Illinois	19	2,332,155	3.09	8.090	537	83.86
Georgia	13	2,321,493	3.08	7.279	573	90.35
Massachusetts	10	2,288,299	3.03	6.708	572	81.28
Colorado	10	2,126,966	2.82	7.662	554	84.78
Texas	17	2,024,625	2.68	8.143	564	91.15
Michigan	17	1,809,745	2.40	8.608	546	93.97
Ohio	17	1,746,033	2.31	8.477	538	101.09
Washington	10	1,687,088	2.24	8.366	515	78.85
Virginia	9	1,492,553	1.98	7.827	598	78.91
Pennsylvania	12	1,359,295	1.80	8.128	531	91.18
Connecticut	9	1,267,155	1.68	7.466	541	74.21
Minnesota	7	1,156,811	1.53	7.546	540	80.78
Utah	5	1,097,405	1.45	8.784	574	80.57
Nevada	6	1,096,506	1.45	8.022	618	78.36
Wisconsin	5	1,062,731	1.41	7.718	566	81.90
Tennessee	10	992,431	1.32	9.256	537	105.40
Oregon	6	812,307	1.08	8.277	535	80.39
Kentucky	3	685,221	0.91	8.116	530	134.23
Missouri	7	524,204	0.69	8.416	518	96.63
Indiana	7	511,507	0.68	8.336	527	103.27
New Mexico	5	496,257	0.66	7.646	537	87.95
Louisiana	4	486,521	0.64	9.815	527	81.12
North Carolina	5	468,274	0.62	8.354	547	97.82
Idaho	5	464,682	0.62	8.262	519	95.82
Arizona	4	455,348	0.60	7.473	569	70.96
Kansas	1	452,396	0.60	7.250	506	79.37
South Carolina	5	391,774	0.52	8.375	546	91.98

*Geographic Distribution continued on the next page

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Hawaii	2	336,336	0.45	6.073	617	46.26
Nebraska	3	213,736	0.28	8.256	516	73.69
Alabama	4	161,221	0.21	10.180	517	94.82
North Dakota	1	156,486	0.21	7.250	628	107.18
Mississippi	2	115,866	0.15	8.808	623	123.11
Iowa	1	113,333	0.15	6.990	580	113.33
Arkansas	1	62,781	0.08	7.890	0	96.59
Maine	1	30,345	0.04	11.750	0	93.37
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Primary	361	68,981,336	91.42	7.598	562	80.42
Investment	23	4,314,382	5.72	7.365	571	75.53
Second Home	8	2,160,359	2.86	7.005	624	94.28
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Full	237	41,389,195	54.85	7.644	554	81.39
Stated Documentation	94	21,801,311	28.89	7.519	576	79.40
Unknown	32	5,444,411	7.22	7.612	580	66.87
Limited	14	2,878,162	3.81	7.219	563	74.85
No Ratio (NID)	3	1,302,399	1.73	5.832	643	85.71
SIFA	3	990,720	1.31	7.450	598	111.59
No Documentation	1	581,258	0.77	8.000	527	145.31
LITE	2	507,558	0.67	7.630	507	76.45
No Income Verifier	2	248,391	0.33	7.961	627	101.52
Reduced	2	195,964	0.26	9.000	536	66.60
Alternative	2	116,708	0.15	11.261	587	123.42
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Refinance - Cashout	183	36,922,774	48.93	7.679	560	84.17
Purchase	148	29,142,540	38.62	7.260	574	76.66
Refinance - Rate Term	40	5,956,565	7.89	8.077	571	76.84
Debt Consolidation	16	2,817,057	3.73	7.889	524	82.06
Home Improvement	3	384,533	0.51	8.880	508	69.17
Unknown	2	232,609	0.31	9.361	636	85.25
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	330	61,061,778	80.92	7.607	557	81.22
2-4 Family	27	6,963,013	9.23	7.438	581	82.40
Condo	20	3,519,018	4.66	7.499	551	72.39
PUD	11	3,395,091	4.50	7.149	670	74.52
Manufactured Housing	3	360,111	0.48	8.888	542	79.26
Townhouse	1	157,065	0.21	5.850	0	47.60
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Updated CLTV (%)
2005-06	22	2,598,374	3.44	8.715	530	77.18
2005-07	11	1,132,136	1.50	8.681	559	76.00
2005-08	7	759,700	1.01	8.170	531	87.60
2005-09	10	1,786,532	2.37	7.965	609	86.80
2005-10	16	2,859,532	3.79	9.253	537	71.14
2005-11	25	3,676,150	4.87	8.073	593	74.90
2005-12	9	1,579,747	2.09	7.419	524	67.86
2006-01	7	1,053,142	1.40	7.249	594	60.94
2006-02	5	1,384,085	1.83	7.376	502	58.55
2006-03	9	1,210,088	1.60	7.232	521	76.70
2006-04	20	4,523,944	6.00	7.046	506	79.50
2006-05	10	2,431,611	3.22	6.489	564	75.46
2006-06	12	2,193,484	2.91	7.259	536	75.97
2006-07	19	4,114,944	5.45	7.251	543	79.56
2006-08	26	5,576,803	7.39	8.239	562	87.47
2006-09	29	5,107,332	6.77	7.651	579	84.34
2006-10	30	5,808,244	7.70	7.466	578	75.68
2006-11	23	4,978,192	6.60	8.066	553	76.63
2006-12	40	8,361,210	11.08	6.765	585	85.18
2007-01	22	4,191,073	5.55	7.840	574	96.91
2007-02	6	1,366,782	1.81	7.504	533	90.52
2007-04	7	1,897,491	2.51	6.802	549	74.93
2007-05	3	814,675	1.08	7.708	558	96.22
2007-06	1	307,500	0.41	5.900	598	83.11
2007-07	3	632,686	0.84	7.151	577	77.06
2007-08	3	302,297	0.40	8.644	513	85.09
2007-09	2	178,533	0.24	7.632	549	100.79
2007-10	3	705,907	0.94	6.080	670	74.69
2007-12	1	126,000	0.17	8.500	525	93.33
2008-01	2	370,652	0.49	7.356	661	80.89
2009-01	1	310,163	0.41	5.500	755	89.90
2009-08	1	150,400	0.20	7.875	626	85.94
2009-09	3	1,245,560	1.65	7.239	570	72.93
2009-10	2	817,830	1.08	6.718	756	65.38
2009-12	1	322,020	0.43	7.500	576	73.19
2012-09	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.000 - 0.499	1	581,258	0.77	8.000	527	145.31
1.000 - 1.499	1	163,034	0.22	8.400	609	41.27
2.000 - 2.499	3	1,394,064	1.85	6.861	692	58.29
2.500 - 2.999	9	2,461,651	3.26	5.384	614	61.29
3.000 - 3.499	3	643,853	0.85	4.751	635	71.33
3.500 - 3.999	7	2,403,158	3.18	6.229	632	83.03
4.000 - 4.499	4	653,227	0.87	6.182	597	74.88
4.500 - 4.999	4	1,067,567	1.41	6.333	559	74.76
5.000 - 5.499	45	10,441,576	13.84	6.610	603	80.52
5.500 - 5.999	68	14,006,287	18.56	7.196	585	84.08
6.000 - 6.499	52	10,345,707	13.71	7.592	540	79.30
6.500 - 6.999	136	23,207,351	30.76	8.251	533	80.31
7.000 - 7.499	29	4,004,725	5.31	8.338	527	77.87
7.500 - 7.999	9	1,581,036	2.10	8.731	546	90.10
8.000 - 8.499	8	884,642	1.17	10.254	572	86.90
8.500 - 8.999	6	764,511	1.01	10.416	546	95.84
9.000 - 9.499	4	685,883	0.91	10.863	473	84.20
9.500 - 9.999	3	166,546	0.22	11.238	533	89.84
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
9.500 - 9.999	1	175,162	0.23	2.125	681	79.62
10.500 - 10.999	2	745,674	0.99	5.646	677	75.36
11.000 - 11.499	1	245,803	0.33	5.500	597	32.77
11.500 - 11.999	8	3,167,816	4.20	5.748	652	76.31
12.000 - 12.499	14	5,099,687	6.76	6.048	631	72.54
12.500 - 12.999	21	5,167,823	6.85	6.069	604	81.13
13.000 - 13.499	29	8,627,578	11.43	6.645	567	82.57
13.500 - 13.999	42	8,648,388	11.46	6.924	559	79.92
14.000 - 14.499	54	9,769,293	12.95	7.396	547	85.79
14.500 - 14.999	65	13,495,370	17.89	7.857	556	80.72
15.000 - 15.499	32	5,002,711	6.63	8.364	540	76.22
15.500 - 15.999	41	4,557,990	6.04	8.828	543	80.60
16.000 - 16.499	19	2,342,333	3.10	8.779	540	74.80
16.500 - 16.999	26	2,916,876	3.87	10.014	517	86.73
17.000 - 17.499	11	1,016,805	1.35	10.416	529	60.53
17.500 - 17.999	13	2,342,168	3.10	10.974	505	84.65
18.000 - 18.499	5	885,541	1.17	9.326	504	72.52
18.500 - 18.999	4	491,941	0.65	11.845	507	71.42
19.000 - 19.499	1	53,007	0.07	12.380	555	43.27
20.500 - 20.999	2	122,851	0.16	13.598	565	116.99
25.000 - 25.499	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	3	1,350,689	1.79	7.025	700	61.84
2.500 - 2.999	8	2,376,091	3.15	5.338	615	62.17
3.000 - 3.499	2	610,674	0.81	4.710	639	69.19
3.500 - 3.999	7	2,326,044	3.08	6.225	624	80.54
4.000 - 4.499	1	71,398	0.09	5.250	468	23.80
5.000 - 5.499	5	1,621,451	2.15	5.500	616	78.94
5.500 - 5.999	18	5,180,571	6.87	5.798	614	77.44
6.000 - 6.499	24	6,788,908	9.00	6.434	575	86.71
6.500 - 6.999	49	10,934,482	14.49	6.820	566	80.38
7.000 - 7.499	45	9,119,580	12.09	7.342	563	89.62
7.500 - 7.999	71	14,229,424	18.86	7.821	542	79.41
8.000 - 8.499	39	6,115,806	8.11	8.237	542	78.04
8.500 - 8.999	35	4,875,237	6.46	8.876	554	84.92
9.000 - 9.499	17	1,875,753	2.49	9.292	546	76.70
9.500 - 9.999	26	2,813,664	3.73	9.830	532	85.67
10.000 - 10.499	10	1,119,555	1.48	10.286	513	60.44
10.500 - 10.999	18	2,294,096	3.04	10.741	501	85.91
11.000 - 11.499	4	332,339	0.44	11.170	521	65.76
11.500 - 11.999	5	1,011,426	1.34	11.830	497	77.52
12.000 - 12.499	3	298,179	0.40	12.348	512	67.16
12.500 - 12.999	1	71,389	0.09	12.625	523	80.85
13.500 - 13.999	1	39,322	0.05	13.700	500	92.52
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.001 - 1.000	72	9,812,883	13.00	8.598	569	77.48
1.001 - 2.000	177	35,742,935	47.37	7.325	567	78.67
2.001 - 3.000	137	27,482,836	36.42	7.608	552	84.96
4.001 - 5.000	4	1,715,761	2.27	6.854	704	68.02
5.001 - 6.000	2	701,662	0.93	5.690	525	76.09
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1.000 - 1.999	372	72,092,226	95.54	7.594	564	80.21
2.000 - 2.999	8	1,185,106	1.57	6.623	599	72.53
3.000 - 3.999	8	807,735	1.07	7.876	569	76.33
5.000 - 5.999	1	88,089	0.12	8.500	532	101.84
6.000 - 6.999	3	1,282,920	1.70	6.737	526	107.45
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
4.500 - 4.999	1	108,218	0.14	7.000	504	67.64
5.000 - 5.499	9	2,488,947	3.30	6.944	644	64.52
5.500 - 5.999	1	435,512	0.58	5.750	622	65.00
6.000 - 6.499	81	13,964,444	18.51	7.787	589	82.31
6.500 - 6.999	21	4,884,657	6.47	7.403	524	80.66
7.000 - 7.499	265	51,105,892	67.73	7.615	557	80.51
7.500 - 7.999	2	276,647	0.37	4.418	659	91.78
8.500 - 8.999	1	131,124	0.17	10.125	647	63.96
9.000 - 9.499	4	445,465	0.59	6.554	527	64.95
9.500 - 9.999	2	227,674	0.30	7.857	522	75.92
10.000 - 10.499	1	33,180	0.04	5.500	565	110.60
11.000 - 11.499	1	71,398	0.09	5.250	468	23.80
12.000 - 12.499	2	701,662	0.93	5.690	525	76.09
17.000 - 17.499	1	581,258	0.77	8.000	527	145.31
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	144	22,410,987	29.70	8.102	571	79.15
6	4	1,689,255	2.24	6.160	653	84.82
12	16	4,149,183	5.50	7.289	576	77.03
18	1	93,929	0.12	7.800	680	78.93
24	170	35,599,025	47.18	7.328	555	79.44
36	48	10,340,366	13.70	7.480	570	86.54
48	1	175,000	0.23	7.950	435	97.22
60	8	998,332	1.32	8.507	519	93.33
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	392	75,456,077	100.00	7.568	565	80.54
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	337	69,424,689	92.01	7.437	569	80.45
Bankruptcy	31	3,024,613	4.01	9.488	526	82.64
Forbearance	24	3,006,775	3.98	8.652	511	80.59
Total:	**392**	**75,456,077**	**100.00**	**7.568**	**565**	**80.54**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Darren Hadlock	212-250-6503
Tony Rhee	212-250-8569

ABS Banking

Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
Daniel Murray	212-250-0864

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Brendon Girardi	212-250-2958